                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE 13D-A

           UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 2)

                        NEW WORLD RESTAURANT GROUP, INC.
                 f/k/a NEW WORLD COFFEE - MANHATTAN BAGEL, INC.,
                      f/k/a NEW WORLD COFFEE & BAGELS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    648904200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Thomas N. Trkla
                       Brookwood New World Investors, LLC
                                  55 Tozer Road
                          Beverly, Massachusetts 01915
                         Telephone no. (978) 927 - 8300
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 7, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 648904200

------------    ---------------------------------------------------------------------------------------------------------
1               NAME OF REPORTING PERSONS
                IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Brookwood New World Investors, LLC
                FEIN: 04-3525760
------------    ---------------------------------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a) [ ]
                                                                                                (b) [X]

------------    ---------------------------------------------------------------------------------------------------------
3               SEC USE ONLY


------------    ---------------------------------------------------------------------------------------------------------
4               SOURCE OF FUNDS
                OO

------------    ---------------------------------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)          [ ]

------------    ---------------------------------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

------------------------------    ---------    ---------------------------------------------------------------------------
      NUMBER OF SHARES               7         SOLE VOTING POWER
                                               -0-
                                  ---------    ---------------------------------------------------------------------------
    BENEFICIALLY OWNED BY            8         SHARED VOTING POWER
                                               4,995,825(1)
                                  ---------    ---------------------------------------------------------------------------
       EACH REPORTING                9         SOLE DISPOSITIVE POWER
                                               -0-
                                  ---------    ---------------------------------------------------------------------------
         PERSON WITH                 10        SHARED DISPOSITIVE POWER
                                               4,995,825(1)
------------------------------    ---------    ---------------------------------------------------------------------------
      11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,995,825(1)
---------------    -------------------------------------------------------------------------------------------------------
      12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*              [ ]

---------------    -------------------------------------------------------------------------------------------------------
      13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   6.6%(2)
---------------    -------------------------------------------------------------------------------------------------------
      14           TYPE OF REPORTING PERSON
                   OO
---------------    -------------------------------------------------------------------------------------------------------

-------------------
1. Includes warrants to purchase 500 shares of common stock held by Brookwood New World Investors, LLC.

2 Includes 53,600,860 shares of common stock issuable upon exercise of warrants to purchase common stock of the issuer held by the following persons, who are not affiliates of the Reporting Person: BET Associates, L.P., Halpern Denny III, L.P., Greenlight Capital, L.P., Greenlight Capital Qualified, L.P., Greenlight Capital Offshore, Ltd., Special Situations Private Equity Fund, L.P., Special Situations Cayman Fund, L.P. and Special Situations Fund III, L.P. Some or all of these warrants may have been previously exercised by their holders.

CUSIP No.: 648904200

------------    ---------------------------------------------------------------------------------------------------------
1               NAME OF REPORTING PERSONS
                IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Brookwood New World Co., LLC
                FEIN: 04-3525759
------------    ---------------------------------------------------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                (a) [ ]
                                                                                                (b) [X]


------------    ---------------------------------------------------------------------------------------------------------
3               SEC USE ONLY


------------    ---------------------------------------------------------------------------------------------------------
4               SOURCE OF FUNDS
                OO

------------    ---------------------------------------------------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                          [ ]

------------    ---------------------------------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

------------------------------    ---------    ---------------------------------------------------------------------------
      NUMBER OF SHARES               7         SOLE VOTING POWER
                                               -0-
                                  ---------    ---------------------------------------------------------------------------
    BENEFICIALLY OWNED BY            8         SHARED VOTING POWER
                                               4,995,825(1)
                                  ---------    ---------------------------------------------------------------------------
       EACH REPORTING                9         SOLE DISPOSITIVE POWER
                                               -0-
                                  ---------    ---------------------------------------------------------------------------
         PERSON WITH                 10        SHARED DISPOSITIVE POWER
                                               4,995,825(1)
------------------------------    ---------    ---------------------------------------------------------------------------
      11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,995,825(1)
---------------    -------------------------------------------------------------------------------------------------------
      12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                                                              [ ]

---------------    -------------------------------------------------------------------------------------------------------
      13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   6.6%(2)
---------------    -------------------------------------------------------------------------------------------------------
      14           TYPE OF REPORTING PERSON
                   OO
---------------    -------------------------------------------------------------------------------------------------------

-------------------
1. Includes warrants to purchase 500 shares of common stock held by Brookwood New World Investors, LLC.

2 Includes 53,600,860 shares of common stock issuable upon exercise of warrants to purchase common stock of the issuer held by the following persons, who are not affiliates of the Reporting Person: BET Associates, L.P., Halpern Denny III, L.P., Greenlight Capital, L.P., Greenlight Capital Qualified, L.P., Greenlight Capital Offshore, Ltd., Special Situations Private Equity Fund, L.P., Special Situations Cayman Fund, L.P. and Special Situations Fund III, L.P. Some or all of these warrants may have been previously exercised by their holders.

This Amendment No. 2 (the "Amendment") amends Schedule 13D which was originally filed on August 18, 2000, as previously amended by that certain Amendment No. 1 to Schedule 13D filed on January 31, 2001, relating to the common stock (the "Common Stock") of New World Restaurant Group, Inc., f/k/a New World Coffee - Manhattan Bagel, Inc., f/k/a New World Coffee & Bagels, Inc., a Delaware corporation ("New World"). The principal executive offices of New World are located at 246 Industrial Way West, Eatontown, New Jersey 07724.

The Schedule 13D is amended to increase the number of shares of common stock issuable to Brookwood New World Investors, LLC (the "Company"), as a result of the effect of anti-dilution and step up features of the warrant issued to the Company as of January 22, 2001, which increase was effective as of November 7, 2002. On November 7, 2002, the Company exercised all but 500 of its warrants in a cashless exercise. As a result, the Company currently owns 4,995,325 shares of common stock of New World and warrants to purchase 500 shares of common stock of New World. The Company will continue to be entitled to receive step-up warrants and anti-dilution warrants as previously disclosed.

As of the date hereof, each of the Company and the Company's sole manager, Brookwood New World Co., LLC (the "Manager") are the beneficial owner of an aggregate of 4,995,825 shares of common stock of New World, including warrants to purchase 500 shares of common stock of New World, which constitutes approximately 6.6% of the 76,078,079 shares of common stock outstanding as of June 24, 2002 after giving effect to the issuance of the shares under warrants to purchase common stock of New World held by the following persons, who are not affiliates of the Reporting Persons: BET Associates, L.P., Halpern Denny III, L.P., Greenlight Capital, L.P., Greenlight Capital Qualified, L.P., Greenlight Capital Offshore, Ltd., Special Situations Private Equity Fund, L.P., Special Situations Cayman Fund, L.P. and Special Situations Fund III, L.P. Some or all of these warrants may have been previously exercised by their holders.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 11, 2002

                                            BROOKWOOD NEW WORLD INVESTORS, LLC,
                                            a Delaware limited liability company

                                                By: Brookwood New World Co., LLC


                                                By:   /s/ Thomas N. Trkla
                                                   -----------------------------
                                                Name: Thomas N. Trkla
                                                Title: Manager




                                            BROOKWOOD NEW WORLD CO., LLC


                                                By:   /s/ Thomas N. Trkla
                                                   -----------------------------
                                                Name: Thomas N. Trkla
                                                Title: Manager





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